Exhibit 99.1

Eco Wave Power Commences Real Conditions Test Runs of its Newest EWP-EDF One Wave Energy Project at Jaffa Port, Israel

Landmark installation located at the Port of Jaffa in Tel Aviv will be the first wave-powered energy station connected to Israel’s energy grid.

TEL AVIV, ISRAEL (August 4, 2022) –– Eco Wave Power Global AB (publ) (Nasdaq Capital Market: WAVE) (“Eco Wave Power” or the “Company”) announced today that it has officially commenced test runs of its newly installed wave energy pilot project at the Port of Jaffa in Tel Aviv, Israel.

The EWP-EDF One project is executed in collaboration and co-funding from EDF Renewables IL and the Israeli Energy Ministry, which recognized the Eco Wave Power technology as “Pioneering Technology.”

The real-conditions testing was initiated in July 2022 with the purpose of examining the operation of the mechanical and hydraulic subsystems of the project. During the testing, the Eco Wave Power floaters were lowered to the water and tested for the very first time, resulting in a green light for the next phases of the project, which will include grid connection and testing of the overall system, to be followed by full operation.

Once testing and final works are completed including the grid-connection, the Company will have an official launch of its power station.

“Lowering the floaters into the water for the very first time was an exciting moment for our team. It is incredible to witness a technology that starts from sketches and calculations to an actual soon-to-be grid connected wave energy project. We are now working hard to ensure that the EWP-EDF One pilot project will be functioning and operating at optimum levels,” said Inna Braverman, Founder and CEO of Eco Wave Power.

“We are pleased with the results of our very first real-conditions test run,” said David Leb, Founder and Board Member of Eco Wave Power. “We are looking forward to the completion of the grid connection works by the Israeli Electric Company (“IEC”), which will enable us to start providing clean, renewable electricity to Israel’s national grid through the power of the waves.”

On August 1st, 2022, Eco Wave Power’s engineering team met with representatives from the Israeli Electric Company (IEC) to coordinate the next steps for the actual grid connection works.

Once connected to the grid, the EWP-EDF One wave energy pilot project will be the first time in the history of Israel that electricity produced by the power of the waves will be officially transmitted to Israel’s national electric grid.

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity. Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from the ocean and sea waves.

The Company is currently finalizing the construction of its grid connected project in Israel, with co-investment from the Israeli Energy Ministry, which recognized the Eco Wave Power technology as “Pioneering Technology” and will soon commence the installation of its newest pilot in AltaSea’s premises in the Port of Los Angeles. The Company also holds concession agreements for commercial installations in Europe and has a total projects pipeline of 327.7MW.

Eco Wave Power received funding from the European Union Regional Development Fund, Innovate UK and the European Commission’s Horizon 2020 framework program. The Company has also received the “Global Climate Action Award” from the United Nations.

Eco Wave Power’s American Depositary Shares (WAVE) are traded on the Nasdaq Capital Market. More info: www.ecowavepower.com.

Information on, or accessible through, the websites mentioned above does not form part of this press release.

For more information, please contact:

Inna Braverman, CEO

Inna@ecowavepower.com

+97235094017

For additional investor/media inquiries, please contact:

Investor Contact:

Matt Chesler, CFA

FNK IR

+1.646.809.2183

wave@fnkir.com

Media Inquiries:

Jacob Scott, Vectis Strategies

+1.412.445.7719

jscott@vectisstrategies.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Eco Wave is using forward-looking statements when it discusses the official launch of its power station, that the completion of the grid connection works by the IEC will enable the Company to start providing clean, renewable electricity to Israel’s national grid, and that once connected to the grid, the EWP-EDF One wave energy pilot project will be the first time in the history of Israel, in which electricity produced by the power of the waves will be officially transmitted to Israel’s national electric grid. These forward-looking statements and their implications are based on the current expectations of the management of Eco Wave and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, Eco Wave undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC, which is available on the on the SEC’s website, www.sec.gov.